UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTION 13 AND 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number:  000-53970

GRAND RIVER COMMERCE, INC.

(Exact name of registrant as specified in its charter)

4471 Wilson Avenue, SW
Grandville, Michigan 49418
(616) 929-1600

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, par value $0.01 per share
(Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:  *Please see explanatory note below.

Rule 12g-4(a)(1)	☐

Rule 12g-4(a)(2)	☐

Rule 12h-3(b)(1)(i)	☐

Rule 12h-3(b)(1)(ii)	☐

Rule 15d-6	☒

EXPLANATORY NOTE: The Registrant is a bank holding company and the class of securities to which this certification applies is held of record by fewer than 1,200 persons.  The Registrant is relying Section 12(g)(4) of the Securities Exchange Act of 1934, as amended by the Jumpstart Our Business Startups Act, pursuant to instructions issued by the Securities and Exchange Commission.

Approximate number of holders of record as of the certification or notice date: 648

Instruction:   This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer or the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Grand River Commerce, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: June 29, 2012	By:	/s/ Robert P. Bilotti
Robert P. Bilotti, President and Chief Executive Officer